UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ___________

Commission file number: 000-25927

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424

401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

MACATAWA BANK
401(k) PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2009 and 2008

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-12

Supplementary Information as of December 31, 2009

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
10753 Macatawa Drive
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2009 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Rehmann Robson, P.C. Rehmann Robson, P.C.

Grand Rapids, Michigan
June 15, 2010

MACATAWA BANK
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008
ASSETS
Investments at fair value
Mutual funds	$13,976,404	$10,782,272
Money market funds	616,734	896,848
Macatawa Bank Corporation common stock	389,854	407,499
Participant loans	359,282	-

Total investments at fair value	15,342,274	12,086,619

Accrued dividends receivable	33,590	25,571

Total assets	15,375,864	12,112,190

LIABILITIES
Excess contributions payable	-	139

Net assets available for benefits	$15,375,864	$12,112,051

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2009	2008
Additions to net assets attributed to
Investment income
Dividend income	$202,361	$342,374
Interest income	11,083	13,063

Total investment income	213,444	355,437

Contributions
Participant	1,352,640	1,508,670
Employer	718,995	790,263
Rollover	28	40,051

Total contributions	2,071,663	2,338,984

Total additions	2,285,107	2,694,421

Deductions from net assets attributed to
Benefits paid to participants	1,980,917	1,465,127
Administrative expenses	5,475	2,400

Total deductions	1,986,392	1,467,527

Net appreciation (depreciation) in fair value of investments	2,965,098	(7,347,395)

Net increase (decrease)	3,263,813	(6,120,501)

Net assets available for benefits
Beginning of year	12,112,051	18,232,552

End of year	$15,375,864	$12,112,051

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, or Summary Plan Description for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of Macatawa Bank Corporation ("Plan Sponsor" or "Corporation") who have attained the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute annual compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In 2008 and 2009, the plan elected safe harbor status. Under the status, the Plan's Sponsor contributes a safe harbor match in an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan. Effective January 1, 2010, the Plan Sponsor discontinued safe harbor status and elected to suspend all matching contributions. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 24 mutual funds, two money market funds and Macatawa Bank Corporation common stock as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for 2008 are net of payments of $139 made in 2009 to certain active participants for the return of excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. This amount is recognized in the Plan's statement of net assets available for benefits as "excess contributions" payable at December 31, 2008.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Corporation's matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable. Allocations are based on the ratio of each participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

Participant Loans

Participant loans were not permitted by the Plan prior to January 1, 2009. Effective January 1, 2009, the Plan was amended to allow for participant loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate of 4.25%, which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Effective January 1, 2009, the Plan was amended to allow for participants to receive hardship distributions.

Administrative Expenses

The Plan's administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. Beginning August 2, 2008, an administrative fee was charged to those participants electing to receive a distribution and an annual administrative fee is charged to those participants who have terminated service from the Corporation but continue to maintain an account balance in the Plan. There is also an administrative service fee charged to each participants account who obtains a loan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In April and September 2009, the Financial Accounting Standards Board (FASB) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share, and (iv)  expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan's net assets available for benefits or the changes in net assets available for benefits.

Subsequent Events

The Plan Administrator has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	INVESTMENTS

Investments representing 5% or more of the Plan's net assets available for benefits are as follows at December 31:

	2009	2008

Investments at fair value as determined by
quoted market price
Mutual Funds
Fidelity Spartan U.S. Equity Index Fund	$1,771,608	$1,441,613
Dodge and Cox Stock Fund	1,774,452	1,394,691
Neuberger Berman Genesis Investor Fund	1,481,460	1,195,885
Janus Overseas Fund	1,426,182	*
Columbia Acorn Fund	1,348,900	957,632
T. Rowe Price Growth Stock Fund	1,325,838	802,521
T. Rowe Price Mid Cap Fund	798,198	*
Fidelity Diversified International Fund	NA	1,238,355
Fidelity Government Income Fund	*	945,781
Northern Trust Money Market Fund	*	896,133

*Investment did not represent more than 5% of the Plan's net assets available for benefit at end of year.

NA Investment option not available.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2009	2008

Macatawa Bank Corporation common stock	$(160,604)	$(402,217)
Mutual funds	3,125,702	(6,945,178)

Net appreciation (depreciation) in aggregate fair value	$2,965,098	$(7,347,395)

3.	FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under SFAS No. 157 are described as follows:

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
	•	quoted prices for similar assets or liabilities in active markets;
	•	quoted prices for identical or similar assets or liabilities in inactive markets;
	•	inputs other than quoted prices that are observable for the asset or liability; and
	•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds: Shares held in mutual funds traded on national securities exchanges are valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Money market funds: Shares held in money market funds are debt securities with individual maturities of 12 months or less. The composition of securities is structured to maintain a value of $1 per share.

Common stock: Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

2009	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income
Short-term bond	$404,629	$-	$-	$404,629
Long-term bond	74,251	-	-	74,251
Intermediate government	672,073	-	-	672,073
Equity
Small blend	1,481,460	-	-	1,481,460
Small growth	53,558	-	-	53,558
Small value	18,790	-	-	18,790
Mid-cap blend	630,543	-	-	630,543
Mid-cap growth	2,147,099	-	-	2,147,099
Mid-cap value	186,848	-	-	186,848
Large blend	2,127,759	-	-	2,127,759
Large growth	1,325,838	-	-	1,325,838
Large value	1,774,452	-	-	1,774,452
Moderate allocation	557,650	-	-	557,650
Conservative allocation	144,112	-	-	144,112
Target date 2015-2029	231,862	-	-	231,862
Target date 2030 plus	214,836	-	-	214,836
Foreign large blend	159,643	-	-	159,643
Foreign large growth	1,426,182	-	-	1,426,182
Foreign large value	344,819	-	-	344,819

Total mutual funds	13,976,404	-	-	13,976,404

Money market funds	616,734	-	-	616,734

Common stock Financial institution	389,854	-	-	389,854

Participant loans	-	-	359,282	359,282

Total investments at fair value	$14,982,992	$-	$359,282	$15,342,274

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2008	Level 1	Level 2	Level 3	Total

Mutual funds
Fixed income
Short-term bond	$19,597	$-	$-	$19,597
Long-term bond	151,521	-	-	151,521
Intermediate government	945,781	-	-	945,781
Equity
Small blend	1,195,885	-	-	1,195,885
Small growth	39,961	-	-	39,961
Small value	3,176	-	-	3,176
Mid-cap blend	588,349	-	-	588,349
Mid-cap growth	1,468,100	-	-	1,468,100
Mid-cap value	133,234	-	-	133,234
Large blend	1,676,723	-	-	1,676,723
Large growth	802,521	-	-	802,521
Large value	1,394,691	-	-	1,394,691
Moderate allocation	637,704	-	-	637,704
Conservative allocation	89,837	-	-	89,837
Target date 2015-2029	102,236	-	-	102,236
Target date 2030 plus	89,769	-	-	89,769
Foreign large blend	68,508	-	-	68,508
Foreign large value	1,374,679	-	-	1,374,679

Total mutual funds	10,782,272	-	-	10,782,272

Money market funds	896,848	-	-	896,848

Common stock Financial institution	407,499	-	-	407,499

Total investments at fair value	$12,086,619	$-	$-	$12,086,619

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009:

Participant Loans

Balance, beginning of year	$-
Issuances and payments (net)	359,282

Balance, end of year	$359,282

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of common stock of the Plan sponsor, or managed by Northern Trust Corporation and, therefore, these transactions qualify as party-in-interest. The Plan's investment in Northern Trust Money Market Fund and Macatawa Bank Corporation common stock as of December 31, 2009 and 2008, represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan. Therefore, all transactions between the Plan and Macatawa Bank Corporation constitute party-in-interest transactions. The 186,533 and 117,435 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2009 and 2008, represent approximately 1.05% and 0.68% of the Corporation's total outstanding shares of common stock, respectively.

Cash dividends of $0 and $26,659 were paid to the Plan by Macatawa Bank Corporation during 2009 and 2008, respectively, based on shares of common stock held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statements of Changes in Net Assets Available for Benefits. Fees paid to the trust department of Macatawa Bank Corporation for administrative expenses were $5,475 and $2,400 in 2009 and 2008, respectively.

5.	INCOME TAX STATUS

The Corporation's Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document. The plan document has received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt. The Plan has no income subject to unrelated business income tax.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in money market funds, various mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities, and in shares of Macatawa Bank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	SUBSEQUENT EVENT

Subsequent to December 31, 2009, the market value of the shares held in Macatawa Bank Corporation common stock decreased from $2.09 per share as of December 31, 2009, to $____ per share as of June __, 2010.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
PLAN #001
EIN 38-3378283

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Mutual funds
	Fidelity Investments	Spartan U.S. Equity Index Fund, 44,930 shares	$1,771,608
	Dodge and Cox Funds	Dodge and Cox Stock Fund, 18,457 shares	1,774,452
	Neuberger Berman	Neuberger Berman Genesis Investor Fund, 54,146 shares	1,481,460
	Janus	Janus Overseas Fund, 33,557 shares	1,426,182
	Columbia	Columbia Acorn Fund, 54,656 shares	1,348,900
	T. Rowe Price	T. Rowe Price Growth Stock Fund, 48,195 shares	1,325,838
	T. Rowe Price	T. Rowe Price Mid Cap Fund, 16,808 shares	798,199
	Fidelity Investments	Government Income Fund, 64,684 shares	672,073
	Vanguard	Vanguard Mid-Cap Index Fund, 38,542 shares	630,543
	Vanguard	Vanguard Short-term Investment, 38,209 shares	404,629
	T. Rowe Price	T. Rowe Price PS Growth Fund, 17,649 shares	356,151
	Dodge and Cox Funds	Dodge & Cox International Stock Fund, 10,826 shares	344,819
	Value Line Mutual Funds	Value Line Income & Growth Fund, 42,500 shares	329,376
	T. Rowe Price	T. Rowe Price 2020 Retirement Fund, 15,881 shares	231,862
	T. Rowe Price	T. Rowe Price PS Balanced Fund, 13,326 shares	228,274
	Riversource	Riversource Mid Cap Value Fund, 28,790 shares	186,848
	T. Rowe Price	T. Rowe Price PS Income Fund, 9,757 shares	144,112
	UMB Scout	Scout International Fund, 5,478 shares	159,643
	T. Rowe Price	T. Rowe Price 2030 Retirement Fund, 9,059 shares	136,977
	T. Rowe Price	T. Rowe Price 2040 Retirement Fund, 5,049 shares	76,495
	Vanguard	Vanguard Long-term Bond Index Fund, 6,423 shares	74,251
	Royce	Royce Value Plus Service Fund, 4,765 shares	53,558
	Allianz Fund	Allianz Small Cap Value Fund, 812 shares	18,790
	T. Rowe Price	T. Rowe Price 2050 Retirement Fund, 161 shares	1,364
	Total mutual funds		13,976,404

	Money market funds
	Dreyfus	Dreyfus Cash Management, 1,184 shares	1,184
*	Northern Trust Corporation	Money Market Fund, 615,550 shares	615,550
	Total money market funds		616,734

	Common stock
*	Macatawa Bank Corporation	Common stock, 186,533 shares	389,854

*	Participant loans	Loans, maturity 1 to 5 years, interest rate of 4.25%, collateral - participant account balances	359,282

	Total investments		$15,342,274

(*)  An asterisk in this column identifies a person known to be a party-in-interest.

EXHIBITS

The following exhibits are filed as part of this report:

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MACATAWA BANK 401(k) PLAN

Dated: June 21, 2010	By:	/s/ Thomas E. DeWitt
Thomas E. DeWitt
Assistant Vice President

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm